UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CIM COMMERCIAL TRUST CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

125525105

(CUSIP Number)

David Thompson c/o CIM Group LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

Telephone: (323) 860 - 4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Urban Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 391,800

	9.	Sole Dispositive Power 391,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 10,219

	8.	Shared Voting Power 3,134,899 (1)

	9.	Sole Dispositive Power 10,219

	10.	Shared Dispositive Power 3,134,899 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,145,118 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 9 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,140,103 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,140,103 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,140,103 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%

14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 9 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,140,103 (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,140,103 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,140,103 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%

14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 9 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 2,586,371

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,586,371

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,586,371

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Urban Sponsor, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 156,728

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 156,728

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,728

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager”), and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (formerly, PMC Commercial Trust) (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”),  Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6., dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7 (“Amendment No. 7”), dated August 27, 2019, and Amendment No. 8, dated September 19, 2019 (“Amendment No. 8” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5,  Amendment No. 6 and Amendment No. 7, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

This Amendment No. 9 to the Schedule 13D Filing (this “Amendment No. 9”) is being filed to reflect a change in the percentage beneficial ownership of the Common Shares of Urban II, Richard Ressler, Avraham Shemesh, Shaul Kuba, CIM Manager, and CIM Urban Sponsor, LLC (collectively, the “Reporting Persons”) as a result of the sale of 2,468,390 Common Shares from Urban II to CIM Manager on October 11, 2019.

Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 9 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.

On September 3, 2019, the Issuer effected a 1-for-3 reverse stock split (the “Reverse Stock Split”) of the Common Shares.  The share or per share information contained herein reflects the effect of the Reverse Stock Split.

Item 3.                           Source and Amount of Funds

Item 3 of the Schedule 13D Filing is hereby amended and restated by adding the following immediately after the first paragraph thereof:

On October 11, 2019, CIM Manger acquired 2,468,390 Common Shares from Urban II for an aggregate purchase price of $47,315,333.7 using its parent’s liquidity.

Item 5.                           Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:

(a) Urban II directly owns 391,800 Common Shares, which represent approximately 2.7% of the outstanding Common Shares.

Mr. Ressler may be deemed to beneficially own 3,145,118 Common Shares, or approximately 21.5% of the outstanding Common Shares. Mr. Shemesh may be deemed to beneficially own 3,140,103 Common Shares, or approximately 21.5% of the outstanding Common Shares. Mr. Kuba may be deemed to beneficially own 3,140,103 Common Shares, or approximately 21.5% of the outstanding Common Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 391,800 Common Shares held by Urban II by virtue of their positions with CIM Group, LLC, the sole equity member of CIM Manager and the sole manager of CIM Urban Partners GP, LLC, which is the sole managing member of Urban II.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 2,586,371 Common Shares through the holdings of CIM Manager and 156,728 Common Shares through the holdings of CIM Urban Sponsor, LLC. Mr. Ressler directly owns 10,219 Common Shares. Mr. Shemesh is the indirect beneficial owner of 5,204 Common Shares through the holdings of The Shemesh Family Trust by virtue of being the grantor of The Shemesh Family Trust. Mr. Kuba is the indirect beneficial owner of 5,204 Common Shares through the holdings of The Kuba Family Trust by virtue of being the grantor of The Kuba Family Trust.

CIM Manager directly owns 2,586,371 Common Shares, or approximately 17.7% of the outstanding Common Shares. CIM Urban Sponsor, LLC directly owns 156,728 Common Shares, or approximately 1.1% of the outstanding Common Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 9 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The information set forth in this Amendment No. 9 sets forth the beneficial ownership of the Reporting Persons as of October 16, 2019 and assumes there are 14,602,149 Common Shares outstanding (as most recently reported in Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333-232232) filed by the Issuer on October 2, 2019).

(b) Urban II has the sole power to vote and dispose of 391,800 Common Shares. Mr. Ressler has the sole power to vote and dispose of 10,219 Common Shares and the shared power to vote and dispose of 3,134,899 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 3,140,103 Common Shares. CIM Manager has the sole power to vote and dispose of 2,586,371 Common Shares. CIM Urban Sponsor, LLC has the sole power to vote and dispose of 156,728 Common Shares.

(c) On October 11, 2019, Urban II sold 2,468,390 Common Shares to CIM Manager for $19.1685 per share in a private transaction. Except as set forth herein, the Reporting Persons have not effected any transactions in Common Shares since the most recent filing on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2019

URBAN PARTNERS II, LLC, a Delaware limited liability company

By:	CIM Urban Partners GP, LLC, a California limited liability company, its general partner

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM URBAN SPONSOR, LLC, a California limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer